                                                                  EXECUTION COPY

                              EMPIRE RESORTS, INC.
                                    ROUTE 17B
                           MONTICELLO, NEW YORK 12701

                                                       November 12, 2004

Concord Associates Limited Partnership
Sullivan Resorts LLC
115 Stevens Avenue
Valhalla, New York  10595

            Re:  Catskills Properties
                 --------------------
Gentlemen:

     Recently, Empire Resorts, Inc. ("EMPIRE") and Concord Associates Limited
Partnership (Concord Associates Limited Partnership, together with Sullivan
Resorts LLC and any other affiliates thereof that own or lease any portion of the Resort Properties, as hereinafter defined, "TRANSFEROR") have entered into discussions concerning properties that we each own in the Catskills region of
New York and are seeking to develop into world class resorts under arrangements with various federally recognized sovereign Indian tribes or nations permitting each of us to develop and manage one or more fully licensed Class III gaming enterprises (each a "Gaming Facility"). Empire and Transferor each contemplate that, prior to embarking on full scale development of any property, we will have arranged to secure an agreement with at least one such federally recognized sovereign entity with respect to the development and management of a Gaming
Facility on the property. As a result of the recent discussions between Empire and Transferor, the parties now contemplate that we would be able to pursue our development efforts to achieve the necessary legal approvals for a Gaming
Facility on each of our respective properties more effectively on a joint basis.
The purpose of this Agreement is to set forth the terms that we have agreed upon relating to the conveyance of certain real estate located in the County of
Sullivan, State of New York, hereinafter referred to as the "Property", by
Transferor to Empire. Contemporaneously with the execution and delivery of this
Agreement, the parties have entered into an Option Agreement dated, as of the date hereof (the "Option Agreement").

     1. CONVEYANCE OF RESORT PROPERTIES TO EMPIRE.

          (a) Subject to the conditions of closing set forth in this Agreement,
Transferor will convey and Empire (or a subsidiary) will obtain title to the following properties (the "Resort Properties") located in Sullivan County, New
York:

               (i) Grossinger's Resort Hotel and Golf Course, consisting of an approximately 600 acre parcel of land, various hotel buildings, golf course and related facilities, as shown on EXHIBIT A-1 attached hereto.

               (ii) The Concord Hotel, consisting of an approximately 163 acre parcel of land, hotel buildings, the Challenger golf course and related facilities, as shown on EXHIBIT A-2 attached hereto.

               (iii) The Concord Resort and Golf Club, consisting of the
     International golf course, the ground lease for the Monster golf course, a club house, and lodging and support facilities, as shown on EXHIBIT A-3 attached hereto.

          (b) Empire will receive valid leasehold title to the Monster golf course and valid fee title to the balance of the Resort Properties, free and clear of all liens and encumbrances other than agreed upon permitted encumbrances ("Permitted Encumbrances"), by bargain and sale deed without covenants to the fee estates and an assignment of lease without covenants with respect to the leasehold. Permitted Encumbrances shall include mortgages and other obligations of Transferor or its affiliates (consisting of obligations arising from (x) Transferor's original purchase of the Concord property, and (y)
the exercise by Empire (as provided in Section 3 hereof) of a lessee purchase option under the ground lease for the Monster golf course) in an aggregate amount not to exceed $30 Million, liens for taxes not yet due and payable, any utility easements, rights of way, and other encumbrances that do not materially impair the development, use or value of the property, and the reciprocal easement agreements referred to below.

     2. RELATED ASSETS AND CONTRACTS. Together with the Resort Properties,
Empire will receive all right, title and interest of Transferor in and to the trademarks and service marks associated with the Resort Properties (provided that Transferor shall retain the right to use or license, without additional consideration, (x) the name "Concord" in connection with any residential development projects at Transferor's remaining property, and (y) the name
"Concord" or "Grossinger's" for reasonable uses unrelated to hotel, resort and/or gaming operations of Empire), and the rights to all revenues and receipts of Transferor generated by the Resort Properties after the Closing. Unless
Empire shall have assumed or received an assignment with respect to any such contracts or licenses, all contracts of Transferor related to the operation, maintenance or other use of the Resort Properties will be terminated. At the
Closing, Empire will offer employment to the existing operations and maintenance employees at the Concord and Grossinger's on current terms, provided that such terms are customary and commercially reasonable. At Closing, the parties will enter into (a) a license agreement providing (i) for the non-exclusive use of the Concord Resort and Golf Club by residents and guests of the residential properties intended to be developed by Transferor or its affiliates at the balance of the Concord site (the "Retained Property"); it being agreed that from and after the opening of a hotel by Empire on the Concord site, Empire's use of the Concord Resort and Golf Club shall be limited to use by guests of its casinos and hotels, (ii) for the sharing of capital, operating and maintenance costs for the Concord Resort and Golf Club by Empire and Transferor in
proportion to the annual number of rounds of golf attributable to hotel/casino guests and to the residents of the Retained Property and (iii) other customary and commercially reasonable terms and conditions, and (b) such other use and/or reciprocal easement agreements ("REAs") with respect to the Resort Properties and the Retained Property providing for reasonable ingress and egress to and from such properties, reasonable shared use of utilities servicing such properties, the equitable sharing of certain costs and expenses applicable to such properties, and other commercially reasonable and customary terms and conditions provided that the same may not materially impair the development, use or value of the Resort Properties or the Retained Property.

                                      -2-

     3. RETAINED PROPERTY.

          (a) The parties confirm that the Retained Property will not be conveyed by Transferor to Empire and that Transferor shall have the exclusive right to develop, operate, maintain, lease or transfer the Retained Property or any portion thereof. In addition, the parties confirm that (x) the Monster and
International golf courses themselves, plus the property within a 100 foot setback line from such golf courses (and such additional land which may be required by applicable law), are intended to be (and will be) conveyed by
Transferor to Empire at the Closing, and (y) certain unsubdivided property outside of such setback area (the "Additional Property") will be conveyed by
Transferor to Empire at Closing, but such Additional Property is intended by the parties to be retained and used by Transferor in connection with the Retained
Property. Subsequent to the Closing, Empire will, (i) at Empire's cost as provided above, exercise the lessee's purchase option under the ground lease for the Monster golf course, and (ii) at Transferor's cost, cause the Additional
Property to be subdivided and conveyed back to Transferor (for no additional consideration), which conveyance by Empire shall be free and clear of all liens and encumbrances other than those applicable to the Additional Property at the time of its conveyance to Empire and those imposed in connection with the subdivision and which may arise by reason of circumstances or events occurring prior to the transfer back of the Additional Property by Empire to Transferor.
Empire will promptly and diligently take all commercially reasonable actions necessary (or that may be reasonably requested by Transferor) in connection with such subdivision and transfer, provided that if such subdivision shall not be completed within a reasonable time period after the Closing, then Empire and
Transferor shall promptly enter into commercially reasonable and customary agreements and arrangements (whether through a ground lease or otherwise), at no profit or loss to Empire, to permit Transferor to develop and/or use the
Additional Property in the same manner as if Transferor owned fee title to such
Additional Property. The Additional Property shall in no event include the clubhouse and maintenance facilities for the golf courses.

          (b) Notwithstanding anything to the contrary herein, Empire shall have the option, upon written notice given to Transferor given not later than sixty
(60) days prior to the Closing, to elect not to purchase the Concord Resort and
Golf Club at Closing in connection with this transaction, and if Empire exercises such option in a timely manner, (i) the Concord Resort and Golf Club will not be conveyed to Empire at Closing but will be retained by Transferor,
(ii) the term "Resort Properties", as used herein, will not include the Concord
Resort and Golf Club, (iii) the debt and other obligations of Transferor to be assumed by Empire in connection with this transaction will be reduced to approximately $17.5 million (after deduction of the approximately $7.5 million lessee purchase option price under the Monster golf course ground lease and approximately $5 million of debt encumbering the golf courses), (iv) the parties will enter into a mutually acceptable license agreement providing for the non-exclusive use of the Concord Resort and Golf Club by guests of Empire's hotels and casinos, and providing for the sharing of capital, operating and maintenance costs for the Concord Resort and Golf Club by Empire and Transferor
in proportion to the annual number of rounds of golf attributable to hotel/casino guests and residents of the Retained Property, and (v) the provisions of Section 3(a) of this Agreement regarding the subdivision and reconveyance of the Additional Property shall be terminated and shall be of no force or effect.

                                      -3-

     4. PURCHASE PRICE. As consideration for the transfer of the Resort
Properties, Empire will issue and deliver to Transferor at Closing 18,000,000 shares of its common stock (the "Purchase Shares"), subject to registration and governance rights as are provided below and subject to anti-dilution for events occurring prior to or at the Closing, with mutually agreeable exceptions including the conversion of Empire's existing convertible debt and existing preferred stock pursuant to their terms and the issuance by Empire of stock for cash or in exchange for asset contributions or services (including the issuance of stock in connection with the exercise of employee stock options) in the course of Empire's gaming and hospitality business, or to pay required dividends
(in the form of common stock) on Empire's existing preferred stock
(collectively, the "Excluded Shares"). The Purchase Shares will be issued to
Transferor at Closing free and clear of all liens (exclusive of any restrictions imposed or referred to herein or by applicable federal or state licensing and securities laws).

     5. BOARD OF DIRECTORS AND SHAREHOLDER/GOVERNANCE RIGHTS. The Additional
Agreements shall further provide for the following:

          (a) TRANSFEROR BOARD REPRESENTATION. Subject to any applicable shareholder approval, the initial Board of Directors to be in office at the
Closing shall be comprised of eleven (11) members, two (2) of whom shall be designees of Transferor (such designees or such other individuals designated from time to time by Transferor to take their place or places, the "Transferor
Designees"). Empire and Transferor agree that the Transferor Designees shall be members of the class of directors who will not be subject to reelection until the annual meeting to be held in 2008. Of the remaining nine (9) members of the initial Board of Directors at least seven (7) members of the Board of Directors will be independent. Empire and Transferor agree that the seven initial (7)
independent members shall be comprised as follows: (1) In addition to
Transferor's right to designate the Transferor Designees, Transferor will be entitled to designate three (3) of the seven (7) independent members of the
Board of Directors; (2) Empire will be entitled to designate three (3)
independent directors selected from the existing independent directors on the
Board; and (3) the six (6) independent directors selected pursuant to (1) and
(2) above will together select the seventh independent director. Committee representation will be proportionate to representation on the Board (except that committees that are required to be comprised of independent directors will have comparable proportionate independent representatives). To the extent permitted by applicable NASDAQ rules and by applicable law, for a period of at least three years after the Closing, at least one of the Transferor Designees shall be entitled to serve as a member of each committee of the Board of Directors.
Empire will use its reasonable commercial efforts so that until at least the annual meeting held in 2008, at least two Transferor Designees will be members of the Board of Directors. Empire agrees that each of Scott Rechler and Louis
Cappelli are acceptable as Transferor Designees (without limiting Transferor's rights to make replacements), provided that Scott Rechler and Louis Cappelli are able to comply with the suitability requirements of applicable state, federal and tribal gaming regulators with jurisdiction over Empire's operations, and if
Scott Rechler or Louis Cappelli do not so comply, Transferor shall be entitled to name replacement designees who meet such requirements. All Board members shall be subject to suitability requirements of applicable state, federal and tribal gaming regulators. Empire agrees to use all commercially reasonable efforts to effect the foregoing, including seeking and obtaining any required shareholder approvals of the foregoing at the Stockholders Meeting (or any adjournment(s) or postponement(s) thereof), or any other meeting of shareholders of Empire at which the matters contemplated by this Agreement or this Agreement

                                      -4-

are to be presented to a vote of shareholders of Empire (or any adjournment(s)
or postponement(s) thereof). Empire also agrees that in connection with seeking and obtaining any required shareholder approvals of the foregoing it shall undertake the same efforts and comply with the same obligations with respect to seeking and obtaining such approvals as those set forth in Section 6 of this
Agreement. Notwithstanding anything in this Agreement to the contrary, in the event that any such required shareholder approval is not obtained for any reason, the parties agree that such failure shall be treated for all purposes
(including, for purposes of determining the exercisability of the Option and the termination of this Agreement) as a failure to satisfy the shareholder approval condition to Closing set forth in Section 12(a)(1) and 13(g) of this Agreement.

          (b) REGISTRATION RIGHTS/PIGGYBACK RIGHTS. Transferor will be entitled to unlimited demand registration rights (although only the first three (3) will be at the Empire's expense). The underwriter will be selected by Transferor but must be reasonably acceptable to Empire. Transferor will be entitled to piggyback rights on equity offerings by Empire (but in the case of Transferor's exercise of piggyback rights, Empire will have priority in the event the underwriter requires cutbacks.)

     6. APPROVAL BY BOARD AND SHAREHOLDERS OF EMPIRE.

          (a) Empire will take, in accordance with applicable law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of shares of its capital stock (the "Stockholders Meeting")
as promptly as possible to consider and vote upon the adoption of this
Agreement. Subject to applicable law, the Board of Directors of Empire shall recommend the approval and adoption of the transactions contemplated by this
Agreement, such recommendation shall be included in the proxy statement circulated in connection with the Stockholders Meeting, and the Board of
Directors of Empire shall take all lawful action to solicit the adoption thereof by the holders of shares of its capital stock. In the event that subsequent to the date of this Agreement, the Board of Directors of Empire reasonably determines in good faith after consultation with outside counsel that its fiduciary duties under applicable law require it to withdraw, modify or qualify its recommendation in a manner adverse to Transferor, the Board of Directors of
Empire may so withdraw, modify or qualify its recommendation; however, subject to applicable law, unless this Agreement is theretofore terminated, Empire shall nevertheless submit this Agreement to the holders of the shares of its capital stock for adoption at the Stockholders Meeting.

          (b) By their execution of certain letter agreements dated as of the date hereof, certain of Empire's shareholders holding approximately 40% in the aggregate of Empire's common stock have covenanted and agreed to (i) vote their shares in favor of this transaction at the Stockholders Meeting, and (ii) vote their shares against any Acquisition Proposal and any alternative transaction involving the acquisition by Empire of hotel, gaming, or resort properties in the Catskills at any applicable stockholders meeting. In addition, such letter agreements provide certain restrictions on the right of each such shareholder to sell or otherwise dispose of their shares. In this Section 6(b), references to a shareholder's "shares" shall be deemed to include any shares over which such shareholder directly or indirectly (and whether as record owner, trustee, or otherwise) holds voting power.

                                      -5-

     7. THE CLOSING.

          (a) The closing of the transfer of the Resort Properties and the issuance of the Purchase Shares (the "Closing") will take place contemporaneously with the satisfaction of the last remaining closing condition set forth in Section 12 (and the date of the Closing shall be hereinafter referred to as the "Closing Date"), provided that if all such closing conditions shall not have been satisfied by August 31, 2005 (which outside date shall be subject to extension pursuant to Section 13 hereof), then the parties shall have such rights to terminate this Agreement as are set forth in Section 13 hereof.
The Closing shall be held at the principal offices of Empire in Monticello, New
York or such other place as shall be mutually agreed upon by the parties. The parties shall prorate all costs, expenses and fees (as customarily apportioned in real estate closings) in connection with the Closing and the transfer of the
Resort Properties as of the day immediately preceding the Closing Date, on a customary and commercially reasonable basis.

          (b) Each of the parties will proceed in good faith to enter into, by
December 23, 2004, the additional agreements referenced in this Agreement, including a non-exclusive license agreement with respect to the Concord Resort and Golf Club, the REAs and a Shareholders Agreement between Empire and
Transferor (the "Additional Agreements"), provided that (i) this Agreement is fully binding on the parties as of the date hereof and failure to enter into the
Additional Agreements shall in no way affect or impair the binding nature of this Agreement (as provided in Section 19 hereof), and (y) in the event of any dispute over the terms and conditions of any Additional Agreement, such dispute shall be resolved by binding arbitration pursuant to Section 15 hereof. The parties shall enter into an Additional Agreement setting forth customary and commercially reasonable representations, warranties and interim covenants. The parties hereby acknowledge and confirm that all material terms and conditions of the Additional Agreements are described in this Agreement.

          (c) Empire agrees to cooperate with Transferor and to take all commercially reasonable steps necessary to structure the transaction contemplated by this Agreement as a transaction in which no gain or loss will be recognized by Transferor for income tax purposes or otherwise to reduce the tax effect of the transaction on Transferor and its affiliates (a "Tax Free
Exchange"), provided that Transferor shall be responsible for any additional taxes payable by Empire as a result of the conveyance of the Resort Property in a Tax Free Exchange, but only to the extent that such taxes are in excess of the taxes that would otherwise have been payable by Empire had the contemplated transaction been a direct transfer of the Resort Property to Empire. The term
"taxes", as used in the preceding sentence, shall include or be deemed to include any application of net operating losses of Empire in respect of tax liabilities. The manner in which any Tax Free Exchange is structured shall be mutually acceptable to tax counsel for both Empire and Transferor (in the exercise of such tax counsel's reasonable discretion).

     8. CERTAIN PRE-CLOSING COVENANTS.

          (a) Empire covenants that during the term of this Agreement it shall, and it shall cause its subsidiaries to, operate in the ordinary course of business consistent with past practice. Without limiting the foregoing, Empire shall not, and shall not permit any of its subsidiaries to, directly or indirectly change its or their respective capital structure (except that Empire

                                      -6-

may issue capital stock that complies with the definition of Excluded Shares set forth in Section 4 herein), pay or declare any dividends (except as dividends on
Empire's preferred stock as provided above) or distributions or repurchase or otherwise acquire any of their capital stock or commit to do any of the foregoing. Transferor agrees that, during the term of this Agreement, it shall, and shall cause its subsidiaries to, operate the Resort Properties in the ordinary course of business consistent with past practices.

          (b) Subject to the terms and conditions provided herein and to applicable laws, each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party in doing, in the most expeditious manner practicable, all things necessary, proper or advisable to ensure that the conditions set forth in Section 12 hereof are satisfied and to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, each of Empire and Transferor shall: (i) use their commercially reasonable efforts to cooperate with one another in (A) timely making any filings and notifications that are required to be made under applicable laws in connection with gaming approvals and any other consents, licenses, approvals, permits, waivers, orders or authorizations that are required to be obtained under applicable laws from governmental entities or other persons in connection with the consummation of the transactions contemplated by this Agreement, and
(B) as promptly as practicable, responding to any request for information from such governmental entities or such other persons; (ii) use its commercially reasonable efforts to avoid the entry of, or to have vacated, lifted, reversed, overturned or terminated, any order, judgment, injunction or decree (whether temporary, preliminary or permanent) or any other judicial, administrative or legislative action or proceeding that would restrain, prevent or delay the closing of the transactions contemplated by this Agreement, including, without limitation, defending through litigation on the merits any claim asserted in any court by any party; and (iii) use its commercially reasonable efforts to take any steps necessary to avoid or eliminate any impediment under any applicable law that may be asserted by any governmental entity or private party with respect to the transactions contemplated by the Agreement so as to enable the
Closing to occur as soon as reasonably practicable after the date hereof.

          (c) Transferor agrees to use all commercially reasonable efforts to obtain the approval to this transaction of the Bankruptcy Court having jurisdiction over the bankruptcy proceeding involving Frontline Capital Corp.
("Frontline"), which approval is a condition to Transferor's obligation to close hereunder. In furtherance of the foregoing, Transferor and its members covenant to cause Frontline to (x) promptly petition the Bankruptcy Court for such approval, and (y) recommend that the Bankruptcy Court approve this transaction.
Notwithstanding the foregoing, in the event that the Bankruptcy Court disapproves this transaction, then Transferor, upon written notice to Empire given within ten (10) days after such disapproval, shall have the right to terminate this Agreement, whereupon (i) this Agreement shall terminate and neither party shall have any further rights or obligations hereunder, and (ii)
the Option (as defined in the Option Agreement) shall not be exercisable thereafter.

     9. GAMING FACILITIES. It is the preference of the parties that, subsequent to the Closing, (a) any Gaming Facility to be developed and operated by Empire in conjunction with the Seneca Cayuga Nation be located at the Concord, and (b)
any Gaming Facility to be developed and operated by Empire in conjunction with

                                      -7-

the Cayuga Nation be located at the Monticello Raceway.

     10. RESTRICTIONS REGARDING CERTAIN OTHER TRANSACTIONS.

          (a) Empire agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant ("Representatives") retained by it or any of its subsidiaries) not to, directly or indirectly, initiate or solicit any inquiries or the making of any proposal or offer with respect to (i) a merger, reorganization, share exchange, consolidation or similar transaction involving Empire or any of its subsidiaries, (ii) any purchase of an equity interest representing an amount equal to or greater than a 15% voting or economic interest in Empire and its subsidiaries taken as a whole or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets of Empire and its subsidiaries taken as a whole (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Empire further agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall cause its and its subsidiaries' employees, agents and Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Acquisition
Proposal; provided, however, that the foregoing shall not prevent Empire or its
Board of Directors from (x) complying with its disclosure obligations under
Sections 14d-9 and 14e-2 of the Securities Exchange Act of 1934 with regard to an unsolicited Acquisition Proposal; provided, however, that if such disclosure has the effect of withdrawing, modifying or qualifying the recommendation of its
Board of Directors in a manner adverse to Transferor or the approval of the transactions contemplated by this Agreement by the Board of Directors of Empire,
Transferor shall have the right to terminate this Agreement, after which termination the Option Agreement shall remain in full force and effect and the
Grantee under the Option Agreement shall thereafter have the right to exercise the Option; and (y) at any time prior to, but not after, the time the transactions contemplated by this Agreement are adopted by holders of shares of capital stock of Empire, (A) providing information in response to a request therefore by a person or entity who has made an unsolicited bona fide written
Acquisition Proposal if the Board of Directors of Empire receives from the person or entity so requesting such information an executed confidentiality agreement on customary terms; or (B) engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written
Acquisition Proposal if the Board of Directors of Empire receives from such person or entity an executed confidentiality agreement on customary terms; if and only to the extent that, (1) in each such case referred to in clause (A) or
(B) above, the Board of Directors of Empire reasonably determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law, (2) in each case referred to in clause (A) or (B) above, the
Board of Directors of Empire reasonably determines in good faith (after consultation with its financial advisor and outside counsel) that such
Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the person or entity making the proposal, and if consummated, would result in a transaction more favorable to
Empire's stockholders from a financial point of view than the transaction contemplated by this Agreement taking into account any change in any proposal

                                      -8-

proposed by Transferor and (3) in the case of clause (A) and (B), Transferor shall have had written notice of Empire's intention to take the action referred to in clause (A) or (B) at least five business days prior to the taking of such action by Empire; provided, that any more favorable Acquisition Proposal referred to in clause (A) or (B) above must involve 50% rather than the 15% used in the definition of Acquisition Proposal (any such more favorable Acquisition
Proposal is referred to in this Agreement as a "Superior Proposal"). Empire agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted heretofore with respect to any Acquisition Proposal. Empire agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section of the obligations undertaken in this
Section. Empire agrees that it will notify Transferor promptly, but in any event within 48 hours if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such person or entity and the material terms and conditions of any proposals or offers and thereafter shall keep Transferor informed on a current basis, and, in any event, within 48 hours of any changes in the status and terms of any such proposals or offers, including whether any such proposal has been withdrawn or rejected. Empire also agrees to provide any information to Transferor that it is providing to another person or entity at substantially the same time it provides it to such other person or entity and that it will promptly request each person or entity that has heretofore executed a confidentiality agreement in connection with its consideration of a transaction with Empire to return all confidential information furnished prior to the execution hereof to or for the benefit of such person or entity by or on behalf of it or any of its subsidiaries.

          (b) During the term of this Agreement, (i) Empire shall work exclusively with Transferor (and Indian tribes) in connection with any transaction involving the direct or indirect acquisition by Empire of hotel, gaming or resort properties in the Catskills ("Catskills Acquisition"), and (ii)
Empire shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than Transferor and Indian tribes) with respect to any Catskills Acquisition.

          (c) During the term of this Agreement, (i) Transferor shall work exclusively with Empire in connection with any transaction involving the direct or indirect transfer by Transferor of hotel, gaming or resort properties in the
Catskills ("Catskills Transfer"), and (ii) Transferor shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than Empire) with respect to any Catskills Transfer.

          (d) Transferor agrees that neither Transferor, nor any of its subsidiaries and affiliates, shall, for a period of twenty (20) years after the
Closing, (i) build, own or operate a Gaming Facility located on the Retained
Property, or (ii) build, own or operate a hotel located on the Retained Property that is a competitor of a hotel developed on the Concord Property, provided that
Transferor or its subsidiaries or affiliates may build, own or operate a boutique luxury hotel on the Retained Property (the parties hereby agreeing that a boutique luxury hotel will be deemed not to be a competitor of a hotel developed on the Concord Property). Other than as set forth in this Agreement,
Transferor's actions with respect to the Retained Property shall not be limited or restricted pursuant to this Agreement.

                                      -9-

     11. ACCESS FOR DUE DILIGENCE. In connection with each party's due diligence review and otherwise during the term of this Agreement, each party will give the other party (and its consultants and representatives) reasonable access to its books, records, contracts, agreements, financial information, documents, personnel, and other relevant materials and information, subject to the
Confidentiality Agreement executed by the parties contemporaneously herewith, and provided that any on-site inspections or testing shall have obtained the approval of the party owning the applicable property (which approval shall not be unreasonably withheld or delayed)

     12. CLOSING CONDITIONS.

          (a) Empire's obligation to close the transactions contemplated hereby, including the issuance of the Purchase Shares and delivery thereof to
Transferor, is subject to the following conditions having been met as of the
Closing Date, except to the extent that the same may have been waived in writing by Empire:

               (1) The conveyance of the Resort Properties to Empire and the issuance and delivery of the shares to be issued by Empire as consideration therefore shall have been approved by the shareholders of Empire in accordance with all applicable federal and state laws;

               (2) Each of the representations and warranties made by Transferor herein and in the Additional Agreements shall be true and correct in all material respects on the date made and as of the date of Closing as if made again on and as of the date of the Closing, except for such failures as would not have a material adverse effect;

               (3) The Resort Properties shall be conveyed to Empire and shall be free and clear of any and all liens and encumbrances other than
     Permitted Encumbrances;

               (4) No decision, order or similar ruling shall have been issued
     (and remain in effect) restraining or enjoining the transactions contemplated hereby;

               (5) The first to occur of either (1) (x) the execution of a definitive binding agreement between the Seneca Cayuga Nation and the State of New York settling all outstanding land claims in the State of New York
     (which agreement has all requisite United States approvals (either from
     Congress and/or the Department of the Interior)), (y) the execution of a binding Compact between the Seneca Cayuga Nation and the governor of New
     York, which Compact has been approved by the Department of the Interior of the United States (and which does not require further legislative approval by the legislature of the State of New York) and (z) all requisite United
     States approvals (either from Congress and/or the Department of Interior)
     to take land into trust for the benefit of the Seneca Cayuga Nation (and the consummation of the transfer to such trust) for the purpose of operating a Class III Gaming Facility, which land into trust would be from either the Monticello Property or the Concord Property, and any other federal approvals required to own or operate a Class III Gaming Facility, with all such agreements and approvals described in the preceding clauses
     (x), (y), and (z) being in full force and effect (collectively (x), (y) and
     (z), the "Requisite Seneca Cayuga Approvals"); and (2) (a) the execution of a definitive binding agreement between the Cayuga Nation and the State of

                                      -10-

     New York settling all outstanding land claims in the State of New York
     (which agreement has all requisite United States approvals (either from
     Congress and/or the Department of the Interior)), (b) the execution of a binding Compact between the Cayuga Nation and the governor of New York, which Compact has been approved by the Department of the Interior of the
     United States (and which does not require further legislative approval by the legislature of the State of New York) and (c) all requisite United
     States approvals (either from Congress and/or the Department of Interior)
     to take land into trust for the benefit of the Cayuga Nation (and the consummation of the transfer to such trust) for the purpose of operating a
     Class III Gaming Facility, which land into trust would be from either the
     Monticello Property or the Concord Property and any other federal approvals required to own or operate a Class III Gaming Facility, with all such agreements and approvals described in the preceding clauses (a), (b), and
     (c) being in full force and effect (collectively (a), (b) and (c), the
     "Requisite Cayuga Approvals", and together with the Requisite Seneca Cayuga
     Approvals, the "Requisite Approvals");

               (6) Any internal, third party or court approvals or consents required with respect to Empire shall have been obtained (and Empire represents that, to the best of its knowledge, such required approvals or consents are set forth on Schedule 1 hereto, provided that Empire shall have the right, prior to November 19, 2004, to deliver to Transferor an amended Schedule 1, setting forth any additional required consents and approvals);

               (7) There shall have been no material adverse change to (x) the properties, assets, business, prospects, or financial or other condition of the Resort Properties (or Transferor to the extent relevant to the transactions contemplated, including obtaining gaming licenses), or (y) the ability of Transferor to consummate the transactions described herein, from the date of completion by Empire of its due diligence review (referred to in clause (8) below) through the Closing Date, which determination shall be based upon (in the case of clause (x) above) the purposes for which the parties intend to develop, operate, use and maintain the Resort Properties after the Closing (and not the current use or operation of the Resort
     Properties); and

               (8) Empire shall have (x) completed a due diligence review with respect to the Resort Properties and Transferor, which due diligence must be completed prior to December 14, 2004 (subject to adequate access to documents and information having been provided by Transferor), and (y) in performing such due diligence review, Empire shall not have found any information (whether or not arising under applicable law) that materially and adversely affects (i) the utility or value of the Resort Properties, which determination shall be based upon the purposes for which the parties intend that the Resort Properties be developed, operated, used and maintained after the Closing (and not the current utility or value of the
     Resort Properties), or (ii) the ability of Transferor to consummate the transactions contemplated hereby (including in accordance with applicable law).

               (9) Transferor shall have performed all of its obligations and covenants under this Agreement, the failure of which to be performed shall have a material adverse effect on the ability of the parties to consummate

                                      -11-

     the transactions contemplated hereby.

          (b) Transferor's obligation to close the transactions contemplated hereby, including the transfer of the Resort Properties to Empire, is subject to the following conditions having been met as of the Closing Date, except to the extent that the same have been waived in writing by Transferor:

               (1) The Purchase Shares shall be issued to Transferor and shall be free and clear of all liens and encumbrances;

               (2) Each of the representations and warranties made by Empire herein and in the Additional Agreements shall be true and correct in all material respects on the date made and as of the date of Closing as if made again on and as of the date of the Closing, except for such failures as would not have a material adverse effect;

               (3) No decision, order or similar ruling shall have been issued
     (and remain in effect) restraining or enjoining the transactions contemplated hereby;

               (4) There shall have been no material adverse change to (x) the properties, assets, business, prospects, or financial or other condition of
     Empire, or (y) the ability of Empire to consummate the transactions described herein, from the date of completion by Transferor of its due diligence review (referred to in clause (7) below) through the Closing
     Date, which determination shall be based upon (in the case of clause (x)
     above) the hospitality and gaming business intended to be conducted by
     Empire at the Resort Properties after receipt of the Requisite Approvals
     (and not the current properties, assets, business, prospects, or financial or other condition of Empire);

               (5) The Requisite Seneca Cayuga Approvals or the Requisite Cayuga
     Approvals shall have been obtained and shall remain in full force and effect;

               (6) Any internal, third party or court approvals or consents required with respect to Transferor shall have been obtained (and
     Transferor represents that, to the best of its knowledge, such approvals or consents are set forth on Schedule 2 hereto, provided that Transferor shall have the right, prior to November 19, 2004, to deliver to Empire an amended
     Schedule 2, setting forth any additional required consents and approvals);
     and

               (7) Transferor shall have (x) completed a due diligence review with respect to Empire, which due diligence review must be completed prior to December 14, 2004 (subject to adequate access to documents and information having been provided by Empire), and (y) in performing such due diligence review, Transferor shall not have found any information (whether or not disclosed in Empire's public filings or arising under applicable law) that materially and adversely affects (i) the properties, assets, business, prospects, or financial or other condition of Empire, or (ii) the ability of Empire to consummate the transactions described herein
     (including in accordance with applicable law) and the ability of Transferor to obtain necessary governmental approvals to consummate the issuance of the Purchase Shares to Transferor, which determination shall be based upon

                                      -12-

     (in the case of clause (i) above) the hospitality and gaming business intended to be conducted by Empire at the Resort Properties after receipt of the Requisite Approvals (and not the current properties, assets, business, prospects, or financial or other condition of Empire).

               (8) Empire shall have performed all of its obligations and covenants under this Agreement and the Empire Shareholders (as hereinafter defined) shall have performed all of their obligations under the Empire
     Shareholders Agreement (as hereinafter defined), the failure of which to be performed shall have a material adverse effect on the ability of the parties to consummate the transactions contemplated hereby.

     13. FAILURE OF CONDITIONS; CERTAIN TERMINATION RIGHTS.

          (a) Subject to this Section 13, in the event that the conditions to either party's obligation to close hereunder shall not have been satisfied by
August 31, 2005 (for reasons other than a breach or default under this Agreement by such party), then such party may elect to terminate this Agreement by written notice to the other party given on or after September 1, 2005 but not later than
September 20, 2005, and if such notice is timely delivered then this Agreement shall terminate and be of no further force or effect, and neither party shall have any further rights or obligations hereunder.

          (b) In the event that this Agreement shall terminate in accordance with its terms, then the Option Agreement shall remain in full force and effect in accordance with its terms and shall continue to be fully binding on the parties thereto, and the Option may thereafter be exercised by the Grantee under the Option Agreement. Notwithstanding the foregoing, the Option shall not be exercisable by the Grantee under the Option Agreement following the termination of this Agreement (i) by Empire pursuant to Section 13(a) due to the failure of the closing conditions set forth in Sections 12(a)(2), 12(a)(3), 12(a)(4),
12(a)(5), 12(a)(7), 12(a)(8) or 12(a)(9) to be satisfied; (ii) by Transferor pursuant to Section 13(a) due to the failure of the closing conditions set forth in Section 12(b)(3), 12(b)(4), 12(b)(5), 12(b)(6) or 12(b)(7) to be satisfied, or (iii) by Empire pursuant to Section 14(b) following a material default hereunder by Transferor.

          (c) In the event Empire shall terminate this Agreement in accordance with Section 13(a) due to the failure of the condition set forth in Section
12(a)(6) to be satisfied, Empire shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than
Transferor and Indian tribes) with respect to any Catskills Acquisition for a period of eighteen (18) months following such termination.

          (d) Notwithstanding anything to the contrary in Section 13(a) hereof, in the event that Transferor shall terminate this Agreement pursuant to Section
12(b)(6) (other than due to the failure to obtain Bankruptcy Court approval of this transaction as described in Section 8(c) hereof), then Transferor shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than Empire) with respect to any Catskills Transfer for a period of eighteen (18) months following such termination.

                                      -13-

          (e) In the event that one or more closing conditions shall not have been satisfied as of August 31, 2005, but such closing conditions are reasonably capable of being satisfied within sixty (60) days thereafter, then at the election of either party, such August 31, 2005 date shall be extended to a date not later than October 31, 2005, and each party (or the applicable party) shall use its commercially reasonable efforts to satisfy such closing conditions prior to such extended outside date. If such closing conditions shall not be satisfied by such extended outside date, then either party shall have a right to terminate after such extended outside date pursuant to the procedure set forth in Section
13(a), provided that in such event the termination notice shall be given within twenty (20) days after such extended outside date. If such closing conditions
(and all other closing conditions) shall have been satisfied prior to such extended outside date, then the Closing shall occur contemporaneously with the satisfaction of the last such closing condition (or as soon as practicable thereafter), as contemplated in Section 7(a).

          (f) With respect to the required consent from the holders of Empire's convertible bonds, as set forth on Schedule 1 hereof, relating to the proposed assumption of certain debt by Empire at Closing, if the parties determine that such consent is unlikely to be obtained by Empire, then the parties shall reasonably cooperate to restructure the transaction, with no adverse effect on either party, in such manner as to eliminate the requirement of such consent
(which restructuring may include, without limitation, the pay-off of debt by
Transferor and an increase in the number of Purchase Shares or other consideration to Transferor in respect of such pay-off).

          (g) If the shareholders of Empire shall fail to approve this transaction at the Stockholders Meeting, if (other than as a result of delays in the SEC review process) Empire shall fail for any reason to submit the transactions contemplated hereby for shareholder approval by August 20, 2005, or if the Board of Directors of Empire changes its favorable recommendation with respect to this transaction, then Transferor shall, upon written notice to
Empire, have the right to terminate this Agreement, provided that, in such event, the Option Agreement shall remain in full force and effect and shall be fully binding upon the parties following any such termination of this Agreement by Transferor, and the Option may thereafter be exercised by the Grantee under the Option Agreement.

          (h) In the event that the due diligence condition for Empire set forth in Section 12(a)(8), or the due diligence condition for Transferor set forth in
Section 12(b)(7), shall not be satisfied as of the completion of due diligence on December 14, 2004, then Empire or Transferor, as the case may be, shall have the right to terminate this Agreement upon written notice to the other party given not later than December 17, 2004, whereupon this Agreement shall terminate and neither party shall have any further rights or obligations hereunder, and the Option shall not thereafter be exercisable by the Grantee under the Option
Agreement.

          (i) In the event that (x) a material adverse change with respect to
Transferor shall occur as set forth in Section 12(a)(7), or (y) a material adverse change with respect to Empire shall occur as set forth in Section
12(b)(4), then Empire (in the case of (x) above) or Transferor (in the case of
(y) above) shall give written notice (such party being hereinafter referred to as the "MAC Notice Party") to the other party promptly after obtaining knowledge of such material adverse change, and if such material adverse change shall not be substantially cured (in the reasonable judgment of the MAC Notice Party)

                                      -14-

within sixty (60) days after delivery of such notice, then the MAC Notice Party shall have the right to terminate this Agreement upon written notice to the other party, whereupon this Agreement shall terminate and neither party shall have any further rights or obligations under this Agreement, and the Option shall not thereafter be exercisable by the Grantee under the Option Agreement.

          (j) Notwithstanding anything to the contrary herein, the provisions of this Section 13 shall survive the termination of this Agreement.

     14. DEFAULT.

          (a) If Empire shall default in the performance of its material obligations under this Agreement (including, without limitation, the obligations of Empire pursuant to Sections 6 and 10 hereof), and if such default is not cured by Empire within fifteen (15) business days after written notice thereof from Transferor to Empire, then Transferor shall have the right, at Transferor's option, to (x) sue Empire for actual damages suffered by Transferor as a result of such default, (y) institute a suit against Empire for specific performance of
Empire's obligations under this Agreement and/or (z) if the default has a material adverse effect, terminate this Agreement (provided that the remedies described in clauses (x), (y) and (z) may be sought by Transferor in the alternative in any pleadings or related documents to the extent permitted by law). In the event that the Transferor does not terminate this Agreement following a default by Empire, Transferor shall have the right to sue Empire for an amount equal to damages multiplied by 166%. In the event of such an uncured material default, and until such time as Transferor shall obtain a non-appealable judgment of specific performance against Empire, then (i) the
Option Agreement shall remain in full force and effect in accordance with its terms and shall continue to be fully binding on the parties thereto, (ii) and
Empire shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than Transferor) with respect to any
Catskills Acquisition for a period of eighteen (18) months following the initiation of any such suit for damages or specific performance. Following any termination of this Agreement by Transferor as described in this Section 14(a)
arising from a default that has a material adverse effect, the Grantee under the
Option Agreement shall have the right to exercise the Option.

          (b) If Transferor shall default in the performance of its material obligations under this Agreement (including, without limitation, its obligations under Section 8(c) hereof), and if such default is not cured by Transferor within fifteen (15) business days after written notice thereof from Empire to
Transferor, then Empire shall have the right, at Empire's option, to (x) sue
Transferor for actual damages suffered by Empire as a result of such default,
(y) institute a suit against Transferor for specific performance of Transferor's obligations under this Agreement and/or (z) if the default has a material adverse effect, terminate this Agreement (provided that the remedies described in clauses (x), (y) and (z) may be sought by Empire in the alternative in any pleadings or related documents to the extent permitted by law). In the event that the Empire does not terminate this Agreement following a default by
Transferor, Empire shall have the right to sue Transferor for damages. In the event of such an uncured material default by Transferor, and until such time as
Empire shall obtain a non-appealable judgment of specific performance against
Transferor, then Transferor shall not solicit, contact, facilitate or engage in discussions or negotiations with any third party (other than Empire) with respect to any Catskills Transfer for a period of eighteen (18) months following

                                      -15-

the initiation of any such suit for damages or specific performance. Following any termination of this Agreement by Empire as described in this Section 14(b)
arising from a default that has a material adverse effect, the Option shall not be exercisable by Grantee under the Option Agreement.

          (c) Notwithstanding anything to the contrary herein, the provisions of this Section 14 shall survive the termination of this Agreement.

     15. DISPUTE RESOLUTION. Any claim or dispute between the parties
(including, without limitation, any dispute with respect to the terms and conditions of any of the Additional Agreements) arising under this Agreement shall be definitively resolved by binding arbitration. Upon written notice from either party that such party desires to submit a claim or dispute to arbitration, the parties shall attempt to mutually agree upon one reputable, independent arbitrator to arbitrate such claim or dispute. If the parties shall mutually agree on such arbitrator, then such arbitrator shall be directed to conduct the arbitration and make a final decision within thirty (30) days after being appointed. In the event that the parties shall be unable to agree upon one arbitrator within five (5) business days after delivery of such written notice, then either party shall have the right to submit such claim or dispute to binding arbitration by JAMS (formerly Judicial Arbitration and Mediation
Services) and JAMS shall be instructed to conduct such arbitration on an expedited basis. The parties shall share any costs relating to any such arbitration. Notwithstanding anything to the contrary herein, the determination in any such arbitration proceeding shall be final and binding upon the parties.
The provisions of this Section 15 shall survive the termination of this
Agreement.

     16. MUTUAL REPRESENTATIONS. Each party represents and warrants that (i) it is duly organized, validly existing and in good standing under the laws of the
State of its organization and has all requisite power and authority, (ii) it has the corporate power and authority to execute and deliver, and taken all necessary corporate action to authorize the execution, delivery and performance of, this Agreement, and has all authorizations, licenses, permits and certifications, necessary for it to own its properties and assets and to carry on its business as it is now being conducted, (iii) the execution and delivery by each party of, and the performance and compliance by each party with, the terms and provisions of this Agreement do not violate in any material respect any term, condition or provision of (A) such party's organizational or governing documents; (B) any judgment, order, injunction, decree, regulation or ruling of any court or other governmental authority to which such party is subject; or (C)
any agreement or contract by which such party is bound, except with respect to those consents or approvals set forth on Schedules 1 and 2 hereof (as such
Schedules may be supplemented in accordance with the terms hereof); and (iv) no broker, finder, agent or similar intermediary is entitled to any broker's, finder's, placement or similar fee or other commission in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with such party.

     17. GOVERNING LAW AND OTHER PROVISIONS. This Agreement is to be governed by the laws of the State of New York. The agreements contained herein and the rights, duties and obligations hereunder may not be assigned or delegated by either party without the prior written consent of the other party hereto. This
Agreement may be executed in counterparts. Notwithstanding anything to the contrary herein, the provisions of this Section 17 shall survive the termination of this Agreement.

                                      -16-

     18. CONFIDENTIALITY; RELEASE OF INFORMATION.

          (a) Each party agrees to keep all information with respect to this
Agreement (including, without limitation, information concerning the existence or the nature of any discussions or negotiations (i) between the parties, (ii)
by any party or their agents with any sovereign Indian tribe or nation, (iii) by any party or their agents with any Federal or State official or agency or (iv)
by any party or their agents with any nationally recognized gaming company)
confidential, except (x) as expressly agreed upon by the parties, (y)
disclosures to Federal, state and Indian tribal officials or agencies or a nationally recognized gaming company for the sole purpose of furthering the goals contemplated by this Agreement and (z) except for disclosures required by law, by any court or by the rules of the Nasdaq or any stock exchange upon which the shares of Empire or any affiliate of Transferor are then traded (which to the extent reasonably practicable shall be made only after reasonable notice to and consultation with the other party). With respect to any disclosure pursuant to clause (y), the parties will inform the person or persons to whom disclosure is made of the confidential nature of such information and will use commercially reasonable efforts to obtain the agreement of such person or persons to maintain the confidentiality of the information disclosed. Any press release or other public announcement of the transactions contemplated by this Agreement will be subject to the reasonable approval of both parties, except with respect to legally required publicly filed documents of Empire (in which event Empire shall endeavor to give Transferor a reasonable opportunity to review such documents prior to their public filing). Notwithstanding anything to the contrary in this
Agreement, the provisions of this Section 18 shall survive the termination of this Agreement.

          (b) In addition to, and not in limitation of the foregoing, the parties confirm that they have entered into a Confidentiality Agreement, dated as of the date hereof, which Confidentiality Agreement remains in full force and effect.

     19. BINDING AGREEMENT. This Agreement is intended to be fully binding on
Transferor and Empire. In amplification of and not in limitation of the foregoing, the parties shall use reasonable and good faith efforts to finalize and execute the Additional Agreements (which agreements shall be consistent with the terms of this Agreement) as soon as practicable, and in any event prior to
December 23, 2004, provided that the failure of the parties to enter into the
Additional Agreements shall in no way affect or impair the binding nature of this Agreement, and this Agreement shall remain in full force and effect regardless of whether the Additional Agreements are finalized and/or executed.

                  [Remainder of page intentionally left blank]

                                      -17-

     Please indicate your agreement to the foregoing by signing this Agreement in the space below.

                                  Yours truly,

                                  EMPIRE RESORTS, INC.

                                  By: /s/ Morad Tahbaz
                                     -------------------------------------------
                                     Name:   Morad Tahbaz
                                     Title:  President

ACCEPTED AND AGREED:

CONCORD ASSOCIATES
LIMITED PARTNERSHIP

By: Convention Hotels, Inc., its General Partner

By:   /s/ Louis R. Cappelli
    --------------------------------------------
      Name:  Louis R. Cappelli
      Title:  President

SULLIVAN RESORTS, LLC

By: Catskill Resort Group, LLC
    as Managing Member

    By:  Cappelli Resorts LLC, as Managing Member

         By: /s/ Louis R. Cappelli
            ------------------------------------
            Louis R. Cappelli, Managing Member

    By:  Melville-Catskill, LLC, as Managing Member

         By:  Reckson Strategic Venture Partners, LLC,
              as Managing Member

              By: /s/ Scott Rechler
                 ------------------------------------
                 Scott Rechler, Authorized Signatory

                                      -18-